UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

NIO Inc.

(Name of Issuer)

Class A Ordinary Shares, par value $0.00025 per share

(Title of Class of Securities)

62914V106**

(CUSIP Number)

Tencent Holdings Limited

Level 29, Three Pacific Place,

No. 1 Queen’s Road East, Wanchai, Hong Kong

Telephone: +852 3148 5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 10, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**

There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 62914V106 has been assigned to the American Depositary Shares of the Issuer, which are quoted on the New York Stock Exchange under the symbol “NIO.” Each American Depositary Share represents one Class A Ordinary Share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62914V106	SCHEDULE 13D	Page 2 of 12 pages

1	NAME OF REPORTING PERSONS Tencent Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 159,033,571
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 159,033,571
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 159,033,571
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 62914V106	SCHEDULE 13D	Page 3 of 12 pages

1	NAME OF REPORTING PERSONS Image Frame Investment (HK) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 87,388,807
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 87,388,807
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,388,807
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 62914V106	SCHEDULE 13D	Page 4 of 12 pages

1	NAME OF REPORTING PERSONS Mount Putuo Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,905,125
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 40,905,125
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,905,125
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 62914V106	SCHEDULE 13D	Page 5 of 12 pages

1	NAME OF REPORTING PERSONS Huang River Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,003,349
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 27,003,349
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,003,349
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 62914V106	SCHEDULE 13D	Page 6 of 12 pages

Item 1.	Security and Issuer

This Schedule 13D relates to the Class A Ordinary Shares of NIO Inc. (“Class A Ordinary Shares”), an exempted company incorporated under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at Building 20, No. 56 AnTuo Road, Anting Town, Jiading District, Shanghai 201804, People’s Republic of China.

Item 2.	Identity and Background

(a)    This Schedule 13D is being filed jointly by:

(i)    Tencent Holdings Limited, a Cayman Islands company (“Tencent”);

(ii)    Image Frame Investment (HK) Limited, a Hong Kong company and a wholly owned subsidiary of Tencent (“Image Frame”);

(iii)    Mount Putuo Investment Limited, a British Virgin Islands company and a wholly owned subsidiary of Tencent (“Mount Putuo”); and

(iv)    Huang River Investment Limited, a British Virgin Islands company and a wholly owned subsidiary of Tencent (“Huang River”; Tencent, Image Frame, Mount Putuo and Huang River are collectively referred to as the “Reporting Persons”).

(b)    The principal business address of each of the Reporting Persons is Level 29, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong.

(c)    Tencent is an integrated Internet services company providing services including value-added services, online advertising and FinTech and business services. It has been listed on the main board of the Hong Kong Stock Exchange since June 16, 2004 (SEHK 700). Image Frame, Mount Puto and Huang River are wholly owned subsidiaries of Tencent and are principally engaged in the business of holding securities in portfolio companies in which Tencent invests.

Attached hereto as Schedule A, and incorporated herein by reference, is information concerning each director and executive officer of each Reporting Person (collectively, the “Related Persons”), which is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

(d)-(e)    During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the Related Persons, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Prior to the Issuer’s initial public offering on September 12, 2018 (the “IPO”), Tencent beneficially owned 30,000,000 series A-2 preferred shares of the Issuer through Mount Putuo, 10,905,125 series B preferred shares of the Issuer through Mount Putuo, 25,740,026 series C preferred shares of the Issuer through Image Frame, and an aggregate of 65,385,071 series D preferred shares of the Issuer through Image Frame and an affiliate of Tencent, which were acquired for an aggregate purchase price of US$510 million. Upon the completion of the IPO, these series A-2, B, C and D preferred share were automatically converted into and re-designated as Class B Ordinary Shares of the Issuer (“Class B Ordinary Share”) on a one-to-one basis.

CUSIP No. 62914V106	SCHEDULE 13D	Page 7 of 12 pages

Upon completion of the IPO, Tencent acquired 5,250,000 American depositary shares of the Issuer (“ADSs”) representing 5,250,000 Class A Ordinary Shares through Huang River, for an aggregate purchase price of US$32.9 million.

In February 2019, Tencent subscribed for US$30 million in aggregate principal amount of 4.50% convertible senior notes due 2024 (the “2024 Notes”) from the Issuer through Huang River at a purchase price of US$30 million in connection with the offer and sale by the Issuer of the 2024 Notes as constituted by an indenture (the “2024 Notes Indenture”) dated February 4, 2019 between the Issuer and The Bank of New York Mellon, London Branch, as trustee. The 2024 Notes are convertible into 3,154,077 ADSs representing 3,154,077 Class A Ordinary Shares based on the initial conversion price.

In September 2019, Tencent acquired US$50 million in aggregate principal amount of the convertible senior notes due 2020 (the “2020 Notes”) and US$50 million in aggregate principal amount of the convertible senior notes due 2022 (the “2022 Notes”) from the Issuer through Huang River at an aggregate purchase price of US$100 million. The 2020 Notes are convertible into 16,778,523 Class A Ordinary Shares based on the initial conversion price and the 2022 Notes are convertible into 16,025,641 Class A Ordinary Shares based on the initial conversion price.

In April 2019, Tencent, through Huang River, acquired 140,749 ADSs representing 140,749 Class A Ordinary Shares by way of a distribution from Sequoia Capital China Growth Fund III, L.P.

In June 2020, Tencent acquired 1,680,000 ADSs representing 1,680,000 Class A Ordinary Shares from the Issuer’s follow-on public offering (“2020 Follow-on Offering”) through Huang River for an aggregate purchase price of US$10.0 million.

Image Frame, Mount Putuo and Huang River obtained the funds from Tencent, its parent holding company, to purchase the abovementioned securities of the Issuer. Tencent used working capital to fund the contributions to Image Frame, Mount Putuo and Huang River.

Item 4.	Purpose of Transaction.

2024 Notes Indenture

In February 2019, in connection with the offering of the 2024 Notes by the Issuer, Tencent subscribed for the 2024 Notes in the aggregate principal amount of US$30 million through Huang River. The 2024 Notes will mature on February 1, 2024, are unsecured debt of and are not redeemable by the Issuer prior to the maturity date except for certain changes in tax law. The 2024 Notes will be convertible into ADSs at an initial conversion rate of 105.1359 ADSs per US$1,000 principal amount of the notes (equivalent to an initial conversion price of approximately US$9.51 per ADS) at the holder’s option at any time prior to the close of business on the second business day immediately preceding the maturity date of the 2024 Notes, subject to adjustment as described in the 2024 Notes Indenture. Holders of the 2024 Notes will have the right to require the Issuer to repurchase for cash all or part of their 2024 Notes on February 1, 2022. If all of the 2024 Notes are converted, Tencent will acquire beneficial ownership of an additional 3,154,077 ADSs representing 3,154,077 Class A Ordinary Shares based on the initial conversion price.

CUSIP No. 62914V106	SCHEDULE 13D	Page 8 of 12 pages

2020 Notes and 2022 Notes Subscription Agreement

Pursuant to a convertible notes subscription agreement dated September 4, 2019 (the “2020 Notes and 2022 Notes Subscription Agreement”), Tencent acquired the 2020 Notes and 2022 Notes from the Issuer through Huang River.

The 2020 Notes will mature on August 30, 2020, bear no interest and require the Issuer to pay a premium at 2% of the principal amount at maturity. The 2020 Notes will be convertible into Class A Ordinary Share, or ADSs, at an initial conversion price of US$2.98 per Class A Ordinary Shares at the holder’s option starting from the 15th business day immediately prior to the maturity date, that is from August 10, 2020, and prior to the close of business on the second business day immediately preceding the maturity date. If all of the 2020 Notes are converted, Tencent will acquire beneficial ownership of an additional 16,778,523 Class A Ordinary Shares based on the initial conversion price.

The 2022 Notes will mature on September 5, 2022, bear no interest and require the Issuer to pay a premium at 6% of the principal amount at maturity. The 2022 Notes will be convertible into Class A Ordinary Shares, or ADSs, at an initial conversion price of US$3.12 per Class A Ordinary Share at the holder’s option starting from the first anniversary of the issue date, that is from September 5, 2020, and prior to the close of business on the second business day immediately preceding the maturity date. Huang River, as the holder of the 2022 Notes, will have the right to require the Issuer to repurchase for cash all of the 2022 Notes or any portion thereof on February 1, 2022. If all of the 2022 Notes are converted, as early as on September 5, 2020, Tencent will acquire beneficial ownership of an additional 16,025,641 Class A Ordinary Shares based on the initial conversion price.

2020 Follow-on Offering

In June 2020, the Issuer completed the 2020 Follow-on Offering from which Tencent acquired 1,680,000 ADSs through Huang River for an aggregate purchase price of US$10.0 million.

Shareholders’ Agreement

Pursuant to the fifth amended and restated shareholders’ agreement (the “Shareholders’ Agreement”) dated November 10, 2017, Tencent shall be entitled to appoint, remove and re-appoint, at any time or from time to time and without the need for any consent or resolution of any other shareholder of the Issuer as long as Tencent holds any preferred shares of the Issuer (as converted or reclassified from time to time), one director on the Issuer’s board of directors. As of the date of this Schedule 13D, Tencent has designated one director on the Issuer’s board of directors.

Pursuant to the Shareholders Agreement, the Issuer has granted certain demand registration rights, shelf registration rights and piggyback registration rights to the shareholders named therein, including Tencent, and such rights will terminate upon the earlier of ten (10) years from the Issuer’s initial public offering and, with respect to any holder of registrable securities, the date on which such holder may sell without registration, all of such holder’s registrable securities under Rule 144 of the United States Securities Act of 1933, as amended, in any ninety (90)-day period.

The foregoing descriptions of the 2024 Notes Indenture, the 2020 Notes and 2022 Notes Subscription Agreement and the Shareholders’ Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements filed as exhibits to this Schedule 13D, and incorporated herein by reference.

CUSIP No. 62914V106	SCHEDULE 13D	Page 9 of 12 pages

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons and any of their designees to the Issuer’s board of directors may engage in discussions with management, the board of directors of the Issuer, and shareholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Ordinary Shares or ADSs; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors of the Issuer.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of Class A Ordinary Shares and percentage of Class A Ordinary Shares beneficially owned by each of the Reporting Persons, as well as the number of Class A Ordinary Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on (i) 903,928,082 Class A Ordinary Shares issued and outstanding immediately after the 2020 Follow-on Offering as disclosed in the Issuer’s prospectus supplement filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 11, 2020, (ii) an aggregate of 132,030,222 Class A Ordinary Shares issuable upon conversion of 132,030,222 Class B Ordinary Shares within 60 days from the date hereof, (iii) 3,154,077 Class A Ordinary Shares issuable upon conversion of the 2024 Notes within 60 days from the date hereof based on the initial conversion price and (iv) 16,778,523 Class A Ordinary Shares issuable upon conversion of the 2020 Notes within 60 days from the date hereof based on the initial conversion price.

CUSIP No. 62914V106	SCHEDULE 13D	Page 10 of 12 pages

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Tencent Holdings Limited	159,033,571	15.1%	159,033,571	0	159,033,571	0
Image Frame Investment (HK) Limited	87,388,807	8.8%	87,388,807	0	87,388,807	0
Mount Putuo Investment Limited	40,905,125	4.3%	40,905,125	0	40,905,125	0
Huang River Investment Limited	27,003,349	2.9%	27,003,349	0	27,003,349	0

Image Frame may be deemed to beneficially own 87,388,807 Class A Ordinary Shares issuable upon conversion of 87,388,807 Class B Ordinary Shares held of record by Image Frame.

Mount Putuo may be deemed to beneficially own 40,905,125 Class A Ordinary Shares issuable upon conversion of 40,905,125 Class B Ordinary Shares held of record by Mount Putuo.

Huang River may be deemed to beneficially own 27,003,349 Class A Ordinary Shares, which includes (i) 7,070,749 Class A Ordinary Shares represented by 7,070,749 ADSs held of record by Huang River, including 1,680,000 ADSs acquired from the 2020 Follow-on Offering, 3,154,077 Class A Ordinary Shares issuable upon conversion of the 2024 Notes within 60 days from the date hereof based on the initial conversion price and 16,778,523 Class A Ordinary Shares issuable upon conversion of the 2020 Notes within 60 days from the date hereof based on the initial conversion price. The 2024 Notes and 2020 Notes are held of record by Huang River.

Tencent is the parent company of Image Frame, Mount Putuo and Huang River and may be deemed to beneficially own the securities held of record by Image Frame, Mount Putuo and Huang River. Tencent’s beneficial ownership also includes 3,736,290 Class A Ordinary Shares issuable upon conversion of 3,736,290 Class B Ordinary Shares held of record by an affiliate of Tencent.

Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to four votes and is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

To the knowledge of the Reporting Persons, none of the Related Persons beneficially owns any Class A Ordinary Shares.

(c)    Except as described in Item 4, during the past 60 days, none of the Reporting Persons or to the best knowledge of the Reporting Persons, the Related Persons has effected any transactions in the Class A Ordinary Shares.

CUSIP No. 62914V106	SCHEDULE 13D	Page 11 of 12 pages

(d)    Except as set forth in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares beneficially owned by the Reporting Persons.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the 2024 Notes Indenture, the 2020 Notes and 2022 Notes Subscription Agreement and the Shareholders’ Agreement, and is incorporated herein by reference. A copy of each of these documents is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement, dated June 19, 2020, by and among Tencent Holdings Limited, Image Frame Investment (HK) Limited, Mount Putuo Investment Limited and Huang River Investment Limited

2	Fifth Amended and Restated Shareholders’ Agreement dated November 10, 2017, by and among the Issuer, Mount Putuo Investment Limited and the other parties named therein (incorporated by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-226822) of the Issuer, as amended, initially filed with the SEC on August 13, 2018)

3	Indenture, dated February 4, 2019, by and between the Issuer and The Bank of New York Mellon, London Branch as trustee (incorporated by reference to Exhibit 4.22 to Annual Report on Form 20-F (File No. 001-38638) of the Issuer filed with the SEC on April 2, 2019)

4	2020 Notes and 2022 Notes Subscription Agreement, dated September 4, 2019, between the Issuer and Huang River Investment Limited, including the forms of 2020 Notes and 2022 Notes (incorporated by reference to Exhibit 4.25 to Annual Report on Form 20-F (File No. 001-38638) of the Issuer filed with the SEC on May 14, 2020)

CUSIP No. 62914V106	SCHEDULE 13D	Page 12 of 12 pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 19, 2020

TENCENT HOLDINGS LIMITED

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Director

IMAGE FRAME INVESTMENT (HK) LIMITED

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Director

MOUNT PUTUO INVESTMENT LIMITED

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Director

HUANG RIVER INVESTMENT LIMITED

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Director

[Signature Page to Schedule 13D - NIO Inc.]

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS

Directors and Executive Officers of Tencent Holdings Limited

The names of the directors and the names and titles of the executive officers of Tencent Holdings Limited and their principal occupations are set forth below. The business address of each of the directors or executive officers is Level 29, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Tencent Holdings Limited.

Name	Present Principal Employment	Citizenship

Directors:

Ma Huateng	Chairman of the Board and Executive Director	People’s Republic of China

Lau Chi Ping Martin	Executive Director	People’s Republic of China (Hong Kong SAR)

Jacobus Petrus (Koos) Bekker	Non-Executive Director	Republic of South Africa

Charles St Leger Searle	Non-Executive Director	Republic of South Africa

Li Dong Sheng	Independent Non-Executive Director	People’s Republic of China

Iain Ferguson Bruce	Independent Non-Executive Director	People’s Republic of China (Hong Kong SAR)

Ian Charles Stone	Independent Non-Executive Director	People’s Republic of China (Hong Kong SAR)

Yang Siu Shun	Independent Non-Executive Director	People’s Republic of China (Hong Kong SAR)

Ke Yang	Independent Non-Executive Director	People’s Republic of China

Executive officers:

Ma Huateng	Chief Executive Officer	People’s Republic of China

Lau Chi Ping Martin	President	People’s Republic of China (Hong Kong SAR)

Xu Chenye	Chief Information Officer	People’s Republic of China

Ren Yuxin	Chief Operating Officer and President of Platform & Content Group and Interactive Entertainment Group	People’s Republic of China

James Gordon Mitchell	Chief Strategy Officer and Senior Executive Vice President	United Kingdom of Great Britain and Northern Ireland

David A M Wallerstein	Chief eXploration Officer and Senior Executive Vice President	United States of America

John Shek Hon Lo	Chief Financial Officer and Senior Vice President	People’s Republic of China (Hong Kong SAR)

Directors and Executive Officers of Image Frame Investment (HK) Limited

The names of the directors and the names and titles of the executive officers of Image Frame Investment (HK) Limited and their principal occupations are set forth below. The business address of each of the directors or executive officers is c/o Tencent Holdings Limited, Level 29, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Image Frame Investment (HK) Limited.

Name	Present Principal Employment	Citizenship

Director:

Ma Huateng	Director	People’s Republic of China

Charles St Leger Searle	Director	Republic of South Africa

Executive officers:

N/A

Directors and Executive Officers of Mount Putuo Investment Limited

The names of the directors and the names and titles of the executive officers of Mount Putuo Investment Limited and their principal occupations are set forth below. The business address of each of the directors or executive officers is c/o Tencent Holdings Limited, Level 29, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Mount Putuo Investment Limited.

Name	Present Principal Employment	Citizenship

Director:

Ma Huateng	Director	People’s Republic of China

Charles St Leger Searle	Director	Republic of South Africa

Executive officers:

N/A

Directors and Executive Officers of Huang River Investment Limited

The names of the directors and the names and titles of the executive officers of Huang River Investment Limited and their principal occupations are set forth below. The business address of each of the directors or executive officers is c/o Tencent Holdings Limited, Level 29, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Huang River Investment Limited.

Name	Present Principal Employment	Citizenship

Director:

Ma Huateng	Director	People’s Republic of China

Charles St Leger Searle	Director	Republic of South Africa

Executive officers:

N/A